MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2017

May 4, 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech® Inc. as at and for the three months ended March 31, 2017 and 2016, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2016. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2017 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN® Development Update For 2017

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

We are directing our clinical development program with the objective of developing REOLYSIN as a human cancer therapeutic. Our clinical development plan has two main objectives. The primary objective is to obtain regulatory approval for REOLYSIN as quickly as possible and is based on the compelling metastatic breast cancer survival data recently presented at the 2017 American Academy of Cancer Research (AACR) Annual Meeting, in Washington, D.C. The second objective is to expand REOLYSIN into commercially valuable new treatment areas that include immuno-therapy and immuno-modulatory (IMiD) agents in collaboration with pharmaceutical partners. Our clinical development program focuses on the three components of REOLYSIN’s mechanism of action (MOA) and includes the following three pathways:

Path #1 - Direct Tumour Lysis
To date, our focus has been on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications.

Path #2 - Innate Immune Response
Our second pathway focuses on the potential of REOLYSIN to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells.

Path #3 - Adaptive Immune Response
Our third pathway focuses on the potential for REOLYSIN to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs, infected tumor cells and/or dendritic cells) to T cells.

First Quarter 2017 Developments:

Path #1 - Direct Tumour Lysis - Clinical Trial Results

Metastatic Breast Cancer Clinical Trial Results
On April 4, 2017, the Canadian Cancer Trials Group (CCTG, formerly known as the National Cancer Institute of Canada - NCIC) presented overall survival data from an open-label, randomized, Phase 2 study designed by CCTG at the AACR Annual Meeting in Washington, DC. The 74-patient study, powered to 90 percent, assessed the therapeutic combination of intravenously-administered REOLYSIN given in combination with paclitaxel versus paclitaxel alone in patients with advanced or metastatic breast cancer.  The poster reported survival data from the intention-to-treat (ITT) patient population and from a sub-population of patients with wild type APC metastatic breast cancer.

In the ITT patient population there was an improvement in median OS from 10.4 months on the control arm (n=38) to 17.4 months on the test arm (n=36) (Hazard ratio 0.65, 80% CI 0.46-0.91, p=0.1), meeting the pre-specified significance level for the 90 percent powered study (figure A). Consistent with REOLYSIN acting as an immune therapy agent, there was no meaningful improvement in either progression free survival or response rate.

Figure A - Intention-to-Treat Overall Survival

Overall survival for 74 patients in
IND-213 breast cancer study
Survival probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Test
Control
0
4
8
12
16
20
24
28
32
36
40
Months

Number at risk

	0	4	8	12	16	20	24	28	32	36	40
Test	36	33	24	17	16	13	6	5	2	0	0
Control	38	35	26	15	10	8	5	2	1	0	0

Months

The abstract also reported data that demonstrated a statistically significant (p=0.03) OS benefit for patients with wild type APC metastatic breast cancer, when treated with REOLYSIN in combination with paclitaxel. Of the 74 patients enrolled with metastatic breast cancer, 81 percent (60 patients) presented with wild type APC tumors. The results showed patients with wild type APC metastatic breast cancer that were treated with REOLYSIN in combination with paclitaxel (n=31) had a median OS of 20.9 months versus 10.4 months (n=29) in patients treated only with paclitaxel (Hazard Ratio 0.53, 80% CI 0.36-0.78, p = 0.03). See Figure B.

Figure B. Wild Type APC Overall Survival

Survival probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Test
Control
0 4 8 12 16 20 24 28 32 36 40
Months
Number at risk
Test 31 30 23 16 15 12 6 5 2 0 0
Control 29 27 19 11 7 6 4 2 1 0 0
0 4 8 12 16 20 24 28 32 36 40
Months

The abstract, authored by Bernstein et al, is titled "A randomized (RCT) phase II study of oncolytic reovirus (pelareorep) plus standard weekly paclitaxel (P) as therapy for metastatic breast cancer (mBC)”.

Path #2 - Innate Immune Response

The initial activity supporting the innate immunity component of REOLYSIN's MOA, is in collaboration with Myeloma UK, a cancer charity, and Celgene. MUK eleven was launched in March of 2017: a first of its kind immuno-therapy trial that aims to modulate the immune system to target myeloma. The Phase 1b trial will study REOLYSIN in combination with Celgene's Imnovid® (pomalidomide) or Revlimid® (lenalidomide) as a rescue treatment in relapsing myeloma patients. The dose escalation trial will look at the safety and tolerability of these combinations, and will investigate whether the addition of REOLYSIN extends disease control in this patient group.

The trial will recruit approximately 44 patients across up to six Myeloma UK Clinical Trial Network centres in the UK. MUK eleven is part of the Myeloma UK Clinical Trial Network, a portfolio of early-stage trials coordinated by the Clinical Trials Research Unit at the University of Leeds, which aims to test and speed up access to promising new treatments for patients. Oncolytics and Celgene UK & Ireland are providing their respective products for MUK eleven: Oncolytics is providing REOLYSIN and Celgene UK & Ireland is providing Imnovid® and Revlimid®.

Path #3 - Adaptive Immune Response

In support of the adaptive immunity component of the MOA, we are currently running our first study in combination with an emerging class of immuno-oncology agents known as checkpoint inhibitors. REO 024 is an open-label phase 1b trial to determine the safety and dose-limiting toxicity of REOLYSIN in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with histologically confirmed, advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first-line treatment. The goal of this study is to establish the safety profile of the REOLYSIN/KEYTRUDA combination and to determine how a checkpoint inhibitor could improve the immune system's ability to recognize cancer cells through the stimulation of the adaptive immune response in patients caused by REOLYSIN.

Manufacturing and Process Development

During the first quarter of 2017, we supplied our clinical trial program with previously filled and labeled product from our existing supply of REOLYSIN. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the first quarter of 2017, we had been issued over 420 patents including 63 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

During the first quarter of 2017, we incurred share issue costs of $10,500 in order to maintain access to our Canadian "at-the-market" equity distribution agreement with Canaccord Genuity Inc. (our "Canadian ATM"). For the period ending March 31, 2017, we did not utilize our Canadian ATM and did not sell any common shares. Under the terms of our Canadian ATM, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility.

Financial Impact

We estimated at the beginning of 2017 that our cash requirements to fund our operations would be approximately $12 million. Our cash usage for the first quarter of 2017 was $3,945,408 from operating activities and $5,836 for the acquisition of property and equipment. Our net loss for the period was $3,517,719.

Cash Resources

We exited the first quarter of 2017 with cash and cash equivalents totaling $10,102,393 (see “Liquidity and Capital Resources”).

REOLYSIN Development for the Remainder of 2017

Initial Registration Path in Metastatic Breast Cancer
On April 12, 2017, we announced our initial registration pathway which was based on CCTG's compelling clinical results in metastatic breast cancer, where the combined treatment demonstrated a statistically significant increase in median OS. We have consulted with key opinion leaders to develop our registration strategy and we intend to present our breast data and outcome of our discussions with key opinion leaders to regulators as part of an End-of-Phase 2 Meeting expected to occur later in 2017. Our objective for an End-of-Phase 2 meeting is to obtain scientific advice to support our registration pathway. Specific features of any future clinical studies are expected to include: overall survival as a primary endpoint; other exploratory endpoints to identify potential markers of response; and a trial design to ensure a sufficient number of patients are run to reach a statistically significant outcome while balancing the financial resources required.

Additional Clinical Development
We also expect during the remainder of 2017, that we will expand our research collaborations with large pharma in an effort to support further development around the innate and adaptive immunity components of REOLYSIN's MOA. We expect these potential collaborations to include combinations with immunotherapies and IMiDs.

Manufacturing and Intellectual Property
Our 2017 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2017. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2017 will be approximately $12 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Results of Operations

Net loss for the three month period ending March 31, 2017 was $3,517,719 compared to $4,016,775 for the three month period ending March 31, 2016.

Research and Development Expenses (“R&D”)

	2017 $	2016 $
Clinical trial expenses	686,173	557,224
Manufacturing and related process development expenses	453,564	533,519
Intellectual property expenditures	251,590	396,364
Research collaboration expenses	87,379	54,119
Other R&D expenses	694,135	743,983
Foreign exchange loss	27,397	381,317
Share based payments	67,833	59,603
Research and development expenses	2,268,071	2,726,129

Clinical Trial Program

	2017 $	2016 $
Clinical trial expenses	686,173	557,224

Our clinical trial expenses for the first quarter of 2017 were $686,173 compared to $557,224 for the first quarter of 2016. In the first quarter of 2017, our clinical trial program focused mainly on the preparation and development of a breast cancer registration study (Path #1 of our Clinical Development Plan). These activities included costs to complete our supporting regulatory documents, regulatory filing fees and key opinion leader activities. During the first quarters of 2017 and 2016, our clinical activities included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN.

We still expect our clinical trial expenses to increase in 2017 compared to 2016. In 2017, we expect to finalize our registration path and complete the regulatory filings necessary to support and commence enrollment in a registration study as part of Path #1 of our Clinical Development Plan. As well, we expect to expand Path #2 and Path #3 of our Clinical Development Plan to include both checkpoint inhibitors and IMiDs.

Manufacturing & Related Process Development (“M&P”)

	2017 $	2016 $
Product manufacturing expenses	304,501	355,035
Process development expenses	149,063	178,484
Manufacturing and related process development expenses	453,564	533,519

Our M&P expenses for the first quarter of 2017 were $453,564 compared to $533,519 for the first quarter of 2016. During the first quarters of 2017 and 2016, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product.

Our process development expenses for the first quarter of 2017 were $149,063 compared to $178,484 for the first quarter of 2016. In the first quarter of 2017, our process development activities focused on stability studies. In the first quarter of 2016, our process development activities focused on our validation master plan, which included optimization, validation and stability studies.

We still expect our M&P expenses for 2017 to increase compared to 2016. In 2017, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2017 $	2016 $
Intellectual property expenses	251,590	396,364

Our intellectual property expenses for the first quarter of 2017 were $251,590 compared to $396,364 for the first quarter of 2016. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first quarter of 2017, we had been issued over 420 patents including 63 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We still expect that our intellectual property expenses will remain consistent in 2017 compared to 2016.

Research Collaborations

	2017 $	2016 $
Research collaborations	87,379	54,119

Our research collaboration expenses for the first quarter of 2017 were $87,379 compared to $54,119 for the first quarter of 2016. Our research collaborations during the first quarters of 2017 and 2016 included biomarker studies along with studies investigating the interaction of the immune system and REOLYSIN.

We still expect that our research collaborations in 2017 will remain consistent with 2016. We expect to complete our ongoing collaborative program carried over from 2016 and will continue to be selective in the types of new collaborations we enter into in 2017.

Other Research and Development Expenses

	2017 $	2016 $
R&D salaries and benefits	665,818	699,089
Other R&D expenses	28,317	44,894
Other research and development expenses	694,135	743,983

Our Other Research and Development expenses for the first quarter of 2017 were $694,135 compared to $743,983 for the first quarter of 2016. The change in our R&D salaries and benefits was mainly due to the change in chief executive officers which was partially offset by the addition of our new chief medical officer in November 2016.

We still expect that our Other R&D expenses in 2017 will remain consistent compared to 2016.

Share Based Payments

	2017 $	2016 $
Share based payments	67,833	59,603

Non-cash share based payment expenses for the first quarter of 2017 were $67,833 compared to $59,603 for the first quarter of 2016. We incurred share based payment expenses associated with performance share awards granted to officers and stock options granted to officers and employees.

Operating Expenses

	2017 $	2016 $
Public company related expenses	694,375	827,507
Office expenses	515,833	464,926
Amortization of property and equipment	24,036	45,942
Share based payments	66,056	22,037
Operating expenses	1,300,300	1,360,412

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first quarter of 2017, our public company related expenses were $694,375 compared to $827,507 for the first quarter of 2016. The decline in these costs has been a direct result from a change in our philosophy regarding investor relations (IR) activities. During the first quarter of 2017, we were able to eliminate certain IR services and brought elements of our IR program in house in an effort to maximize the impact of our IR activities while maintaining control over costs.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the first quarter of 2017, we incurred office expenses of $515,833 compared to $464,926 during the first quarter of 2016. The change was primarily due to a change in salary levels and increase in headcount.

Non-cash share based payment expenses for the first quarter of 2017 were $66,056 compared to $22,037 for the first quarter of 2016. In the first quarters of 2017 and 2016, we incurred share based payment expenses associated with restricted share awards granted to independent board members and stock options granted to officers and employees. We also incurred share based payment expenses associated with performance share awards granted to certain officers and management in the first quarter of 2017.

We still expect our operating expenses in 2017 to decrease compared to 2016.

Commitments

As at March 31, 2017, we are committed to payments totaling approximately $1,623,000 for activities related to our clinical trial , manufacturing and collaboration programs which are expected to occur over the next twelve months. We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases totaling $461,289 for 2017 to 2021. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2017	2016				2015
	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,518	5,210	3,332	2,581	4,017	3,497	2,824	3,850
Basic and diluted loss per common share(2)	$0.03	$0.04	$0.03	$0.02	$0.03	$0.03	$0.02	$0.03
Total assets(3)	10,623	14,758	18,437	21,368	23,023	27,384	31,001	33,190
Total cash(1), (3)	10,102	14,123	17,702	20,410	22,322	26,077	30,023	32,079
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
Included in net loss and loss per common share between March 2017 and April 2015 are quarterly share based payment expenses of $133,889, $106,443, $98,369, $119,626, $81,640, $248,101, $10,791, and $55,675, respectively.

(3)
We issued nil common shares from our Canadian ATM for cash proceeds of nil and incurred share issue costs of $10,500 in 2017 (2016 - 3,106,600 common shares for net cash proceeds of $1.0 million; 2015 - 24,639,128 common shares for net cash proceeds of $23.7 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources
2017 Financing Activities

We maintained our Canadian ATM facility during the period ending March 31, 2017, however, no shares were sold under this facility during the period. We incurred share issue costs of $10,500.

2016 Financing Activities

During the period between February 26 and March 31, 2016, we sold 545,500 common shares for gross proceeds of $274,805. We incurred share issue costs which included costs to establish our Canadian ATM facility of $375,349.

Liquidity

As at March 31, 2017, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2017 $	December 31, 2016 $
Cash and cash equivalents	10,102,393	12,034,282
Short-term investments	—	2,088,800
Shareholders’ equity	7,274,542	10,689,620

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. In February 2016, we were able to raise funds through our Canadian ATM (our "Financing Arrangement").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). We renewed our Base Shelf on February 16, 2016 which allows to sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on March 16, 2018.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangement.

Our Financing Arrangement provides us with access, subject to the respective terms and conditions, $4.6 million of which we have raised gross proceeds of approximately $1.5 million. We expect to continue to access our Financing Arrangement to help support our current clinical trial, manufacturing, intellectual property and collaboration programs.

We anticipate that the expected cash usage from our operations in 2017 will be approximately $12 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangement to fund our presently planned operations into 2018. Factors that will affect our anticipated cash usage in 2017, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2017.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  As at December 31, 2016, 100% of our short-term investments were in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2017 by approximately $17,516.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have decreased our net loss in 2017 by approximately $34. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2017 by approximately $3,247.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2017 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,359,799	42,078	32,524
Accounts payable	(285,884)	(9,214)	—
	3,073,915	32,864	32,524

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8 of our interim financial statements.  Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 121,836,722 common shares outstanding at May 4, 2017. If all of our options, restricted share units and performance share units (10,293,996) were exercised or were to vest we would have 132,130,718 common shares outstanding.

Our 2016 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2017 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.